Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation or Organization
AW Solutions Puerto Rico LLC	Puerto Rico LLC
HWN, Inc.	Delaware C Corporation
Tropical Communications, Inc.	Florida C Corporation
Secure Voice Corp	Delaware C Corporation